

MAIL STOP 3561

January 29, 2010

Mr. Roger W. Stone, Chief Executive Officer
KapStone Paper and Packaging Corporation
1101 Skokie Boulevard, Suite 300
Northbrook, Illinois 60062

      Re: KapStone Paper and Packaging Corporation
               Form 10-K for Fiscal Year Ended December 31, 2008
               Filed on March 31, 2009

               Form 10-Q for the Quarterly Period Ended March 31, 2009
               Filed on April 15, 2009

               File No. 1-33494

Dear Mr. Stone:

We have reviewed your response letter dated January 11, 2010 and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

<u>Exhibits</u>

1. We note your response to comment one of our letter dated December 30, 2009 and we reissue the comment in relation to Exhibit 10.19. You state that there are no schedules, exhibits or annexes to Exhibit 10.19. However, the table of contents in the document at issue, the Intercreditor and Collateral Agency Agreement dated July 1, 2 008, specifically identifies two attachments thereto: Schedule 1. Information relating to the Noteholders and Exhibit A. List of Security Documents. Accordingly, in future filings, please file Exhibit 10.19 in its entirety, including all schedules, exhibits, annexes, appendices, etc.

<u>Closing comments</u>

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to Pam Howell at (202) 552-3357, who supervised the review of your filing.

Sincerely,

John Reynolds
Assistant Director

cc: Mr. Stone
        FAX: (847) 205-7551